EMI

RECEIVED
2005 OCT 27 P 3: 03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Airmail

Office of International Finance, [redacted]
Division of Corporation Fin[redacted]
Securities & Exchange Cor
450 5th Street, NW,
Washington DC 20549-100

05012107

7th October, 2005.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 4th October 2005, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 6th October 2005, confirming that Wellington Management Company, LLP has increased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 5th October 2005, held 79,484,236 shares, being 10.06% of the shares in issue.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Enc.

PROCESSED
OCT 31 2005
THOMSON FINANCIAL

dlw 10/27

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 05/55

Company Announcements Office,
London Stock Exchange.

7th October, 2005.

Dear Sirs,

EMI Group plc - Holding in Company

As required by Listing Rule 9.6.7, we advise that the Company has been informed by Wellington Management Company, LLP, a discretionary investment manager acting on behalf of its various clients, in a letter dated 5th October 2005 and received by fax on 6th October 2005, that it has increased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 5th October 2005, had an interest in 79,484,236 shares, being 10.06% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001